8/04

04036466

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sun Entertainment Holding

*CURRENT ADDRESS

PROCESSED
AUG 24 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1776 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 8/24/04

82-1776

SUN ENTERTAINMENT HOLDING CORPORATION

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Members of Sun Entertainment Holding Corporation (hereinafter called the "Company") will be held at 3106 Belmont Boulevard, Nashville, Tennessee, 37212, USA, on May 21, 2004 at the hour of 17:00 o'clock in the afternoon for the following purposes:

(a) To receive and consider the Report of the Directors, the audited financial statements of the Company for the period ended December 31, 2003, and the report of the auditor thereon;

(b) To re-appoint Manning Elliott, Chartered Accountants, as auditor for the ensuing year at a remuneration to be fixed by the Directors;

(c) To ratify and confirm all acts, deeds and things done and proceedings taken by the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

(d) To elect Directors for the ensuing year;

(e) To consider and, if thought fit, to approve the establishment of a stock option plan for the Company, as more particularly described in the Information Circular; and

(f) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the Company's Transfer Agent, Computershare Trust Company of Canada, Proxy Dept., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 15th day of April, 2004.

ARIS
12-31-03

BY ORDER OF THE BOARD OF DIRECTORS

"TERRENCE O. LASHMAN"
Terrence O. Lashman, Director

SUN ENTERTAINMENT HOLDING CORPORATION

702 - 889 West Pender Street
Vancouver, British Columbia
V6C 3B2
(604) 684-7929

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT APRIL 15, 2004 FOR THE ANNUAL GENERAL MEETING OF MEMBERS TO BE HELD ON MAY 23, 2003.

This Information Circular is furnished in connection with the solicitation of proxies by management of Sun Entertainment Holding Corporation (the "Company") for use at the Annual General Meeting of Members to be held on May 21, 2004 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance Notice of Meeting was published on March 17, 2004 pursuant to the requirements of Section 111 of the Company Act of the Province of British Columbia and Section 4 of the Regulations to the Company Act.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA, PROXY DEPT., 9th FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5J 2Y1, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said office of Computershare Trust Company of Canada at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. As at the date of this Information Circular, 11,921,679 shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. The Directors have fixed April 21, 2004 in advance as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting

To the knowledge of the Directors and Senior Officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
John A. Singleton	2,208,065	18.52%
Shelby S. Singleton, Jr.	2,144,210	17.99%

ELECTION OF DIRECTORS

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the Company Act or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD FROM WHICH NOMINEE HAS BEEN DIRECTOR	APPROXIN11ATE NUMBER OF VOTING SECURITIES*
SHELBY S. SINGLETON, JR. Nashville, Tennessee CHAIRMAN OF THE BOARD PRESIDENT, DIRECTOR AND CHIEF EXECUTIVE OFFICER	President and Chief Executive Officer of the Company	April 28, 1987	2,144,210
JOHN A. SINGLETON Nashville, Tennessee EXECUTIVE VICE-PRESIDENT, CHIEF FINANCIAL OFFICER AND DIRECTOR	Executive Vice-President and Chief Financial Officer of the Company	April 28, 1987	2,208,065
TERRENCE O. LASHMAN Vancouver, B.C. DIRECTOR	President, Luxor Industrial Corporation and Cancom International Trading Ltd.	June 23, 1987	640,242
GARY G. LIU Richmond, B.C. DIRECTOR AND SECRETARY	Office manager of Cancom International Trading Ltd. since June 1994; Director of Luxor Industrial Corporation since March 13, 2000;	March 20, 1998	8,000

*Voting Securities beneficially owned, directly or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada, apart from Shelby S. Singleton, Jr. and John A. Singleton, who are ordinarily resident in the United States of America.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. John A. Singleton, Terrence O. Lashman and Gary G. Liu are the three directors elected by the Board of Directors of the Company to the Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Summary

Shelby S. Singleton became the President and Chief Executive Officer of the Company on April 28, 1987. The following table discloses annual salary and bonus compensation and long-term compensation received by this officer of the Company (the "Named Executive Officer") during the financial years ended December 31, 2000, 2001 and 2002, being the three most recently completed financial years of the Company. No other officer's annual compensation during such period exceeded $100,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation					Long-Term Compensation	
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
SHELBY S.	2003	US$79,500	Nil	Nil	Nil	Nil	Nil	Nil
SINGLETON,	2002	US$79,500	Nil	Nil	Nil	Nil	Nil	Nil
JR.	2001	USS79,500	Nil	Nil	Nil	Nil	Nil	Nil
President and C.E.O.								

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to adopt a stock option plan pursuant to which it would reserve 10% of the issued treasury shares of the Company for issuance to directors and key employees, subject to regulatory approval and subject to member approval of the stock option plan. Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

No options, share purchase warrants or rights to purchase securities of the Company were granted as compensation for services rendered or otherwise in connection with office or employment ("Options") to the Company's Named Executive Officer during the most recently completed financial year.

No Options were outstanding to, or exercised by, the Named Executive Officer during the most recently completed financial year.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended December 31, 2002 or the current financial year in view of compensating such officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change-in-control, where, in respect of a Named Executive Officer, the value of such compensation exceeds $100,000.00.

Compensation of Directors

During the most recently completed financial year the directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

During the most recently completed financial year, John A. Singleton, a director of the Company, was paid US$64,500 in salary with respect to employment by the Company's U.S. subsidiary.

No options to purchase shares of the Company were granted to non-executive directors during the most recently completed financial year.

No options were outstanding to, or exercised by, non-executive directors during the most recently completed financial year.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2003

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Manning Elliott, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors. Manning Elliott were first appointed auditors on July 29, 1987.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolutions concerning the adoption of a stock option plan and the ratification of acts of Directors. Otherwise no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Related Party Transactions since January 1, 2003

Management Services

The Company is a party to a Management Contract with Cancom International Trading Ltd. ("Cancom"), a company controlled by Terrence O. Lashman, a director of the Company, whereby Cancom is engaged to perform certain management services at a fee of $2,000 per month. During the year, Cancom was paid $24,000 pursuant to the terms of this agreement. Since January 1, 2004 to the date hereof, the Company has paid or accrued $6,000 in management fees to Cancom.

Cancom provides such management services as may be required by the Company from time to time, including administrative and financial services, maintenance of records, correspondence with third parties relating to the Company's business, arranging for required audits, taxation planning and filings, and assistance in the preparation of such reports and statements as the Company is required to file with applicable stock exchanges, securities commissions and other regulatory bodies.

Other Related Party Transactions

During the financial year ended December 31, 2003, the Company entered in to certain transactions with directors of the Company or companies controlled by directors of the Company as follows:

1. US$31,430 in royalties was paid or accrued to SSEI pursuant to a master licensing agreement;

2. US$79,500 was paid or accrued to Shelby S. Singleton Jr. as a non-competition fee;

3. US$64,500 was paid or accrued to John A. Singleton as salary; and

4. $4,546 in office, rent and promotional expenses relating to the Company's Canadian office were paid to third parties by Cancom on behalf of the Company; and

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Directors' and Key Employees Stock Options

Pursuant to the TSX Venture Exchange's Policy 4.4 regarding incentive stock options, all listed companies, other than capital pool companies, are now required to adopt a formal stock option plan and to grant stock options only under such plan. Accordingly, shareholders will be asked to approve a stock option plan, the full text of which is included with management's proxy materials.

The stock option plan provides for equity participation in the Company by eligible directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options. The Company's Board of Directors will administer the plan. Options may be granted to purchase common shares on terms that the directors may determine, subject to the limitations of the stock option plan and the requirements of the TSX Venture Exchange.

The following is a summary of the terms of the proposed stock option plan and is qualified in its entirety by the full text of the stock option plan which is available for review at 200 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2:

1. The number of common shares to be reserved and authorized for issuance pursuant to options granted under the stock option plan is 10% of the issued and outstanding common shares of the Company from time to time;

2. Under the stock option plan, the aggregate number of optioned common shares granted to any one optionee in a 12-month period must not exceed 5% of the issued and outstanding common shares. The number of optioned common shares granted to any one consultant in a 12-month period must not exceed 2% of the issued and outstanding common shares. The aggregate number of optioned common shares granted to an optionee who is employed to provide investor relations activities must not exceed 2% of the issued and outstanding common shares of the Company in any 12-month period;

3. The exercise price for options granted under the Plan will not be less than the market price of the common shares less applicable discounts permitted by the TSX Venture Exchange;

4. Options will be exercisable for a term of up to five years, subject to earlier termination in the event of death or the optionee's cessation of services to the Company; and

5. Options granted under the stock option plan are non-assignable, except by will or the laws of descent and distribution.

The approval of the continuation into Nevada is a special resolution and must be approved by at least 75% of the votes cast at the meeting.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

Dated at Vancouver, British Columbia, as of the 15th day of April, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"TERRENCE O. LASHMAN"
Terrence O. Lashman
Director

Schedule C
Exhibit 6

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

President's Report

Global music sales fell 7.6 percent in 2003 to US$32 billion, which is the steepest decline since the introduction of the compact disc (CD) format. This was the fourth consecutive year of slumping music sales according to the music industry trade organization, the International Federation of the Phonographic Industry (IFPI). As in past years, the slump is blamed on rampant piracy (by both physically and downloading), poor economic conditions and competition from other forms of entertainment such as video games and DVDs. Although the music industry in general remains in the doldrums, the Company's 2003 revenues showed an increase over 2002 revenues.

The total revenues for the Company for 2003 increased by six (6%) percent over the total revenues for 2002. Royalty and license fee revenues for 2003 increased by sixteen (16%) percent over those for 2002. Total operating expenses in 2003 were two (2%) percent more than those in 2002 and the Company had net income of $2,526 for 2003 versus a net loss of $31,535 in 2002. Royalty and license revenues cannot be predicted with a high degree of accuracy and can vary widely (up or down) between accounting periods. The music business is a fickle business and depends on the whims of the public and trends of the moment for its success.

During 2003, the total operating expenses increase (2%) was due mainly to timing of royalty payments to artists and producers and expenses associated with the release of a new recording. Outside Services expenses during the current period increased by two (2%) percent over those during 2002, which is in line with the overall operating expense increase. The largest expense increase in 2003 was in advertising, which increased seven hundred percent over over this category amount in 2002. The main reason for this increase was a memorial advertisement in a primary music industry trade publication taken be the Company's subsidiary afer the death of Sun Records founder Sam Phillips.

Royalty Expense during 2003 increased by eighteen (18%) percent over the amount in 2002 and this was caused by timing of payments and the fact that royalty payments to artists and producers are normally made within sixty to ninety days after royalty revenues are received.

Although the Company's subsidiary released and promoted a new recording by a known country music artist during 2003, this did not increase the expense categories that would be associated with this recording such as promotion and office supplies.

Legal and Accounting expenses during 2003 increased by thirty four (34%) over those in 2002 due to additional work by the Company's attorneys and accountants associated with the planned reorganization of the Company. Additional expenses in this area are expected to occur in 2004.

Management Fees paid by the Company in 2003 increased by twenty nine(29%) over those paid in 2002. The Company's subsidiary pays the parent a management fee to fund the operations of the parent and the parent pays a director of the Company a fixed monthly management fee of $2,000. All management fees are paid for management services rendered by the recipient.

Although the music industry in general has suffered from slumping sales blamed on online and other piracy and competition from other forms of entertainment, a recent survey by the US based Recording Industry Association of America (RIAA) confirmed that rock music held steady as the most popular genre in 2002 and those consumers over age 45 emerged as the steadiest music buyers in a depressed market, with twenty five (25%) of the market purchased by fans in this age group. The survey also found that 2002 was the first year that more CDs were sold at discount department stores and consumer electronics outlets than specialty record stores. The RIAA reported that year-end shipments of CDs, DVDs and tapes in the United States totaled US$11.8 billion in 2003, down six (6%) from US$12.6 billion in 2002. The Company's product fits in the category favored by the over age 45 group and is normally found in the stores that attract this age group.

In 2003, two important personalities associated with Sun Records passed away. On July 30, 2003, Sun Records' founder, Sam Phillips, died at the age of 80 in Memphis, Tennessee from respiratory failure and on September 12, 2003, worldwide superstar Johnny Cash succumbed to complications of diabetes in Nashville. Johnny Cash was 71 years old and began his recording career at Sun in 1955. In 2003, longtime Company director Yvonne Lashman passed away from a lengthy illness. Yvonne Lashman was the wife of Company director Terry Lashman.

The Company's subsidiary controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lotta Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements from the major record companies such as Universal, Time-Warner, Sony, BMG, and EMI and from the larger independent record companies such as Rhino and Varese Sarabande in the United States and Charly and Disky in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials.

During 2003, forty six (46%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining fifty four (54%) percent received from licensees outside the United States. The United States companies that generate the largest royalty revenues for the company are BMG Music (the music unit of Bertelsmann Company), Rhino Entertainment (a unit of Warner Bros. Records, Universal Music and Sony Music. The Company receives most of its revenues from outside the United States from Charly Records and Disky Communications in Europe.

The music industry continues to look to consolidation as a means to turn around lagging sales and cut costs. The most recent interest has been Sony Music combining with Bertelsmann's BMG Music in a 50-50 partnership arrangement and the purchase of Time Warner's Warner Music Group for 2.6 billion dollars by an investment group headed by Edgar Bronfman, Jr. The industry continues to attack the online piracy problem by instituting legal action against individual consumers who have illegally downloaded copyrighted music. New legitimate downloading services like Apple iTunes and the legal Napster are in operation and the initial results are encouraging. Digital downloading is now available to consumers in retailers such as Wal-Mart and Best Buy. According to Junipter Research, the entire market for legal digital music in the United States was less than US$80 million in 2003, but that figure is expected to grow to more than US$1.5 billion during the next five years.

The Company, through its subsidiary, continues to market its catalog of master recordings for use in television shows, movies, commercials and compilation and special album releases. Recent uses of Company masters in these media have been "You, I" as performed by the Rugby's in the motion picture "Paper Cut", "Blue Suede Shoes" as performed by Carl Perkins in a Canadian originated television series "Music Hall 2" and the television series "Beyond The Gates", "Oh Mama" as performed by Sun rockabilly artist Sonny Burgess in a Woolworth's United Kingdom television commercial and "Great Balls of Fire" as performed by Jerry Lee Lewis in the promotional trailer for the Eddie Murphy movie "Daddy Day Care" and "Feelin' Good as performed by Little Junior's Blue Flames in the Martin Scorsese executive produced PBS blues series segment, "The Blues: The Road to Memphis".

Below is a comparison of the Company's main categories of royalty revenues in 2003 and 2002.

<u>REVENUE SOURCE</u>	<u>PERCENTAGE</u>	
Year	2003	2002
Audio Recordings	89	82
Movies, TV, Video	4	11
Internet	6	6
Logo	1	1

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

MANNING ELLIOTT
CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7
Tel: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

AUDITORS' REPORT

To the Shareholders
SUN ENTERTAINMENT HOLDING CORPORATION

We have audited the consolidated balance sheets of **SUN ENTERTAINMENT HOLDING CORPORATION,** a British Columbia corporation, as at December 31, 2003 and 2002, and the consolidated statements of operations, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial positions of the company as at December 31, 2003 and 2002 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been consistently applied.

Manning Elliott

Chartered Accountants

Vancouver, British Columbia

March 16, 2004

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED BALANCE SHEETS

DECEMBER 31	2003	2002
ASSETS		
CURRENT ASSETS		
Cash	$ 467,028	$ 385,521
Accounts receivable	19,213	17,110
Inventory	68,943	83,530
Prepaid expenses and deposits	263	713
	555,447	486,874
GOODWILL	147,535	147,535
	$ 702,982	$ 634,409
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities (Note 4)	$ 474,393	$ 377,208
Advance from director (Note 4)	-	42,934
Due to affiliated companies (Note 4)	160,328	191,466
	634,721	611,608
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL (Note 5) Authorized: 99,250,000 Common shares without par value		
Issued: 11,921,679 Common shares	$ 3,298,095	$ 3,298,095
CONTRIBUTED SURPLUS	7,500	7,500
DEFICIT	(3,237,334)	(3,282,794)
	68,261	22,801
	$ 702,982	$ 634,409

Approved by the Directors:

_______________ Director

_______________ Director

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT

YEARS ENDED DECEMBER 31	2003	2002
DEFICIT AT BEGINNING OF YEAR	$ (3,282,794)	$ (3,251,259)
INCOME (LOSS) FOR THE YEAR	45,460	(31,535)
DEFICIT AT END OF YEAR	$ (3,237,334)	$ (3,282,794)

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31	2003	2002
ROYALTIES AND PRODUCT SALES	$ 1,379,980	$ 1,304,928
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		
Advertising	10,174	1,270
Automobile	20,474	20,055
Communication	1,550	1,068
Insurance	27,728	26,857
Legal and professional	70,786	52,990
Management fees	38,087	29,537
Miscellaneous	17,483	-
Net product costs	42,683	67,563
Office	40,974	50,357
Outside services	141,870	139,274
Promotion and investor relations	190,337	193,497
Rent	3,813	5,532
Royalties	442,022	373,068
Salaries and wages	277,454	304,445
Shipping and handling	1,439	800
Stock exchange and filing fees	5,422	4,091
Transfer agent	4,827	4,253
Utilities	26,291	29,914
	1,363,414	1,340,413
OPERATING INCOME (LOSS)	16,566	(35,485)
OTHER INCOME (EXPENSE)		
Interest income	3,263	5,557
Foreign exchange	(9,852)	4,095
Interest expense	(7,451)	(5,702)
Forgiveness of advance from director	42,934	-
	28,894	3,950
NET INCOME (LOSS) FOR THE YEAR	$ 45,460	$ (31,535)
NET INCOME (LOSS) PER SHARE	$ .004	$ (0.003)

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31		2003		2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss) for the year	$	45,460	$	(31,535)
Changes in non-cash working capital balances related to operations:				
Accounts receivable		(2,103)		(15,673)
Inventory		14,587		(4,606)
Prepaid expenses		450		(389)
Accounts payable, accrued liabilities and advance from director		54,251		84,963
		110,119		64,295
CASH FLOWS FROM FINANCING ACTIVITIES				
Advances from (to) affiliated companies		(31,138)		7,882
CHANGE IN CASH DURING THE YEAR		81,507		40,642
CASH AT BEGINNING OF YEAR		385,521		344,879
CASH AT END OF YEAR	$	467,028	$	385,521
SUPPLEMENTARY DISCLOSURE				
Cash paid for interest included in cash flows from operations	$	7,451	$	5,702

1. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the company, a British Columbia corporation listed on the Canadian Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

b) Inventory

Inventory consists of records, tapes and cassettes and is stated at the lower of cost (first-in, first-out) or net realizable value.

c) Revenue recognition

The company receives both foreign and domestic royalties from companies it contracts with and which are licensed to sell recordings from masters leased to them by the company. Terms of the license agreements vary; however, in general, most agreements specify payments of minimum guaranteed royalties to the company. The company follows the practice of recognizing licensee royalties as income upon receipt.

d) Record masters and advance royalty payments to artists

The company follows the practice of expensing the cost of master recordings and any advance royalties paid to the artist if they are not recovered through royalties earned by the artist during the year.

e) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the subsidiary, located in the United States, are considered to be integrated with those of the parent company and as such, the company employs the temporal method for translation of the assets, liabilities and operations denominated in U.S. currency as follows:

(i) Monetary items - at the rate of exchange in effect at the balance sheet date.

(ii) Non-monetary items at their historical rates of exchange (except for items carried at market value which are translated at the rate of exchange in effect at the balance sheet date).

(iii) Revenue and expenses - at the rate of exchange in effect at the time of the transaction.

(iv) Amortization - at the same rates of exchange as the assets to which they relate.

Gains or losses arising on translation are included in the determination of net income for the current year.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Long-lived assets

The company reviews its long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows estimated to be generated by the asset.

g) Loss per share

Loss per share computations are based upon the weighted average number of shares outstanding during the year. Equivalent shares (stock options or otherwise) have been excluded from the calculation as the effect of the inclusion would be anti-dilutive in that the loss per share would decrease.

h) Future income taxes

The company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

i) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j) Cash

Cash consists of demand deposits held with financial institutions and highly liquid instruments with original maturities of three months or less.

k) Goodwill

The company tests goodwill for possible impairment annually unless all of the following conditions are met:

(i) The assets and liabilities of the reporting unit have not changed significantly since the most recent fair value determination.

(ii) The most recent fair value determination resulted in an amount that exceeded the carrying amount of the reporting unit by a substantial margin.

(iii) Based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is minimal.

2. NATURE OF OPERATIONS

The company is engaged principally in the merchandising of records and tapes and receiving royalties for use of its master recordings. The company has exclusive rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc., a company controlled by the president of Sun Entertainment Holding Corporation. The agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the agreement.

During the current year, the company's revenues were derived principally from activity in the United States and the company's assets are situated principally in the United States. Rates used for translating transactions and balances denominated in United States dollars are as follows:

Rate at December 31	1.29650	1.5776
Average rate for the year	1.40146	1.5704

3. FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash and cashable deposits with maturities of less than ninety days, accounts receivable, accounts payable and accrued liabilities, advances from directors and amounts due to affiliated companies. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values because they are considered current.

4. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

Balance Sheet:		
Accounts receivable from a company controlled by directors	$ 600	$ -
Accounts payable to companies controlled by directors	66,468	65,368
Advance from director	-	42,934
Due to companies controlled by directors	160,328	191,466
Statement of Operations:		
Management fees incurred to a company controlled by a director	$ 24,000	$ 24,000
Royalties incurred to company controlled by a director (Note 2)	52,965	49,358
Forgiveness of advance from director	42,934	-

All related party transactions have been recorded at their exchange amounts which approximate market terms as contracted. The related party balances have been recorded at their exchange amounts and are non-interest bearing.

Premises

The company occupies premises and facilities owned by a company controlled by a director. Although the owner of the premises and facilities has not charged rent to the company, the market value of the rent would be approximately $83,400 per annum. The owner has agreed to defer any rent charges indefinitely. The cumulative lease payments deferred for 1997-2003 as at December 31, 2003 amount to $628,000.

5. SHARE CAPITAL

Issued:	Number of Shares	Value
Balance at December 31, 2003 and 2002	11,921,679	$ 12,671,679

6. INCOME TAXES

The parent company has net operating losses carried forward of approximately Canadian $424,760 available to offset future income taxes. If not used, these losses expire in years 2004 through 2010.

The subsidiary company has U.S. and Tennessee net operating losses carried forward of approximately Canadian $17,000 available to offset future income taxes. If not used, these losses expire in between 2016 and 2017.

The potential future benefits resulting from these items have not been recorded in these financial statements.

7. SEGMENTED INFORMATION

The company's activities have been devoted to the reproduction and resale of certain master sound recordings of Shelby Singleton Enterprises Inc. Accordingly, the company is considered to be in a single line of business. The following represents geographic information for the company's Canadian corporate office operations as of and for the fiscal years ended December 31, 2003 and 2002. A geographic segment is a distinguishable operation or group of operations located in a particular geographic area. A reportable segment is a geographical segment that meets either of the following criteria: (1) revenue generated by the company's foreign operations from sales to unaffiliated customers is 10% or more of consolidated revenue, or (2) identifiable assets of the company's operations are 10% or more of consolidated total assets.

Revenues and operating losses are allocated to the country in which they were earned. Identifiable assets, including acquisition costs are allocated to the country in which the asset or project is physically located.

	2003		
	Revenue	Segment Operating Income (Loss)	Identifiable Assets
Canada	$ -	$ (58,785)	$ 1,388
United States	1,379,980	61,311	701,594
Total	$ 1,379,980	$ 2,526	$ 702,982

	2002		
	Revenue	Segment Operating Income	Identifiable Assets
Canada	$ -	$ (45,359)	$ 615
United States	1,304,928	13,824	633,794
Total	$ 1,304,928	$ (31,535)	$ 634,409